Exhibit 4.1

1999 Barclays Bank PLC Deferred Compensation Plan

(As Amended and Restated Effective March 1, 2003)

1999 BARCLAYS BANK PLC
DEFERRED COMPENSATION PLAN

1.  Purpose

     The purpose of the 1999 Barclays Bank PLC Deferred Compensation Plan, originally adopted effective January 1, 1999, amended and restated effective December 2001, and as herein amended and restated effective March 1, 2003 is to provide Participants with an opportunity to defer payment of a portion of Base Salary and Bonus as a means of saving for their retirement or other purposes. At all times, this Plan shall be considered entirely unfunded, both for tax purposes and for purposes of Title I of ERISA. This Plan is maintained primarily for the purpose of providing deferred compensation for a select group of management and highly compensated employees, and is therefore not subject to any of the participation, vesting, funding or fiduciary responsibility provisions of ERISA.

2.  Definitions

     The following definitions shall be applicable throughout the Plan.

     (a)     “Account” shall mean the Participant’s account established pursuant to Section 7 of the Plan. An Account will be maintained solely as a bookkeeping entry by the Employer or Participating Company to evidence unfunded obligations of the Employer or such Participating Company.

     (b)     “Base Salary” shall mean a Participant’s base pay, before reduction: (i) for taxes, and (ii) for any before-tax contributions made on the Participant’s behalf under benefit plans such as the Thrift Savings Plan, and (iii) pursuant to the Participant’s election of benefits or coverage under a “cafeteria” plan, as described in Sections 125 or 129 of the Code, or not included in income under Section 132(f) of the Code.

     (c)     “Beneficiary” shall mean any person (which may include trusts and is not limited to one person) designated by the Participant in his or her most recent written Beneficiary designation form filed with the Committee to receive the benefits specified under the Plan in the event of the Participant’s death. The spouse of a married Participant shall be required to consent to the designation of a Beneficiary or Beneficiaries other than such spouse, unless such spouse cannot be located or the Committee, in its sole and absolute discretion, determines in a particular case, that it would be appropriate to waive the spousal consent requirement.

     (d)     “Board” shall mean the Board of Directors of the Employer, or its duly authorized delegate.

     (e) “Bonus” shall mean a discretionary award payable under a cash bonus plan maintained by the Employer or Participating Company or other cash bonus payable to the Participant as determined by the Employer or Participating Company in its sole and absolute discretion. “Bonus” shall not include any severance pay, sign-on bonus, or equity buy-out for cash.

     (f)     “Code” shall mean the U.S. Internal Revenue Code of 1986, as it may be amended from time to time, as well as regulations promulgated thereunder.

     (g)     “Committee” shall mean such individual(s) as may be designated from time to time by the Board.

     (h)     “Deferred Amounts” shall mean Base Salary and/or Bonus that Participants have elected to defer under the Plan and any predecessor plan(s).

     (i)     “Disability” shall mean a disability of a nature and duration that would qualify a Participant for benefits under the Barclays Bank PLC Long Term Disability Plan, as amended from time to time, if he or she participated in such plan.

     (j)     “Employee” shall mean any person employed by the Employer or a Participating Company on a regular, full-time salaried basis who is paid from a United States payroll.

     (k)     “Employer” shall mean Barclays Bank PLC, or any U.S. branch or office thereof.

     (l)     “ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as it may be amended from time to time, as well as regulations promulgated thereunder.

     (m)     “Fair Market Value” shall mean, on a given date, (i) with respect to any mutual fund, net asset value as reported in the U.S. edition of The Wall Street Journal with respect to the date of valuation, and (ii) with respect to any alternative investment, the value, as determined in good faith by the Committee or its designee, based on all relevant factors for determining the fair market value of an investment of such type and nature. In determining Fair Market Value, the Committee or its designee may rely upon a valuation made by independent third party appraisers experienced in the valuation of investments similar to the investment.

     (n)     “Job Elimination” shall mean the elimination of an employee’s position with the Employer or a Participating Company, as determined by the Committee or its designee in its sole and absolute discretion in accordance with its policies.

     (o)     “Participant” shall mean an Employee (i) who (A) is a member of Senior Management (as defined herein), (B) is a highly compensated Employee, and (C) is designated by the Committee as eligible to participate in the Plan, and (ii) who is personally notified of his or her status by the Committee, in writing.

     (p)     “Participating Company” shall mean a branch or office of the Employer located in the United States of America or any other branch, office, subsidiary or affiliate of the Employer located in a state, territory or commonwealth of the United States of America, excluding Barclays USA Inc. and all of its direct and indirect subsidiaries.

     (q)     “Plan Year” shall mean the twelve month period beginning each January 1st and ending the following December 31st.

     (r)     “Retirement” or “Retires” (as the context requires) shall mean the Participant’s termination of employment from the Employer or any subsidiary or affiliate thereof, after attainment of (i) at least age 55 and completion of a period of service of at least ten years, or (ii) at least age 65 with a period of service of at least five years

     (s)     “Senior Management” shall mean any Employee who holds the title of Director or above with the Employer or a Participating Company.

     (t)     “Trust” shall mean any trust or trusts established or designated by the Employer to hold assets in connection with the Plan; provided, however, that the assets of such trusts shall remain subject to the claims of the general creditors of the Employer or Participating Company, as applicable, to the extent required by law, such that they will not be taxable to Participants or Beneficiaries until actually paid therefrom. Notwithstanding anything herein to the contrary, any trust or trusts designated to hold assets in connection with the Plan also may hold assets previously deferred under any predecessor plan or assets previously deferred under other deferred compensation plans of the Employer or any Participating Company or the affiliate or any predecessor of either.

3.  Effective Date and Duration of the Plan

     The Plan shall remain in effect from January 1, 1999 until such time as it may be terminated by the Employer. In the event that the Plan is terminated, Deferred Amounts will be paid in accordance with distribution elections made under Section 6 of the Plan or an earlier date or dates as determined at the sole and absolute discretion of the Committee. The offering with respect to the 2003 Plan Year and all subsequent offerings shall be governed exclusively by the provisions of this Plan as amended and restated effective March 1, 2003. Offerings for Plan Years prior to 2003 shall be governed by the provisions of this Plan as in effect at the time of the offering, except that on or after March 1, 2003, earnings on pre-2003 Deferred Amounts shall be governed solely by the provisions of Section 7 of this Plan as amended and restated effective March 1, 2003. In addition, distribution options in effect when deferral elections under the 1998 and all prior offerings were made shall continue to be honored with respect to any and all accounts outstanding as of December 31, 1998 under this and any predecessor plan(s) that were converted into Participant Accounts hereunder effective January 1, 1999.

4.  Administration

     (a)     The Plan shall be administered by the Committee (subject to the ability of the Board to restrict the Committee), which shall administer the Plan in accordance with its terms. The Committee shall have all powers necessary to accomplish such purpose, including the power and authority to construe and interpret the Plan, to define the terms used herein, to prescribe, amend and rescind rules and regulations, agreements, forms, and notices relating to the administration of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. Any actions of the Committee with respect to the Plan shall be conclusive and binding upon all persons interested in the Plan. Each of the Board and the Committee may appoint agents and delegate thereto powers and duties under the Plan, except as otherwise limited by the Plan.

     (b)     Each officer of the Employer or any Participating Company and each Committee member shall be entitled, in good faith, to rely or act upon any report or other information furnished to him or her by any officer or other employee of the Employer or any Participating Company or any affiliate, the Employer’s independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Employer to assist in the administration of the Plan. To the maximum extent permitted by law, no officer of the Employer, any Participating Company or Committee member, nor any person to whom ministerial duties have been delegated, shall be liable to any person for any action taken or omitted in good faith in connection with the interpretation and administration of the Plan.

5.  Eligibility

     Any Employee who is notified that he or she has been designated as an eligible Participant with respect to a Plan Year may make deferrals under this Plan with respect to Compensation and Bonus to be earned during such Plan Year. The Committee will notify each person of his or her eligibility to participate in the Plan not later than 15 days (or such lesser period as may be practicable in the circumstances) prior to any deadline for filing an election form.

6.  Election to Defer

     (a)     Timing. An election to defer must be made by a Participant prior to (i) January 1 of the Plan Year with respect to Base Salary to be earned in such Plan Year and (ii) August 1 of the Plan Year with respect to annual Bonus to be awarded with respect to such Plan Year. Notwithstanding the above, newly hired employees who are advised of their eligibility to participate in the Plan may submit their deferral elections no later than 30 days following their first day of employment and such elections will be effective as soon as practicable after such first day of employment. Once a deferral election form, properly completed, is received by the Committee, the elections of the Participant thereon shall be irrevocable; provided, however, that such election shall be subject to a request for modification pursuant to Section 8 of the Plan.

     (b)     Amount. Participants may elect to defer any portion of Base Salary or Bonus, if any, to be received with respect to a particular Plan Year, subject to the requirement that in no event may a Participant’s deferral election result in a reduction of his or her nondeferred compensation for the period to an amount below that necessary to satisfy applicable employment taxes on deferred and nondeferred compensation, benefit plan withholding amounts, and income tax withholding for nondeferred compensation. Notwithstanding the above, the Committee may impose limitations on the amounts permitted to be deferred and other terms and conditions of deferrals under the Plan, including minimum and/or maximum periods of deferral. Any such limitations, and other terms and conditions of deferral, shall be set forth in rules relating to the Plan or election forms, other forms, or instructions published by the Committee.

     (c)     Election Alternatives. All elections made under this Section 6 shall include an irrevocable distribution schedule that (i) provides for distribution in lump sum or in up to ten annual installments and (ii) (A) specifies the March 31, June 30, September 30 or December 31 on which such payments are to begin, or (B) indicates that such payments are to begin following Retirement or Job Elimination; provided, however, that such distribution schedule shall be subject to a request for modification pursuant to Section 8 of the Plan. A Participant cannot elect a deferral payment beginning date that would cause payments to commence sooner than two years following March 31 of the year in which the Deferred Amounts originally would have been payable. In the event that there is no valid election by a Participant on file with the Committee, all deferral payments to such Participant will (x) commence no later than a Participant’s Retirement and (y) be made in a single lump sum. Payment to a Participant of his or her Deferred Amounts following his or her Retirement or Job Elimination will be made as follows: (A) if in the form of a lump sum payment, no later than 30 days following such Retirement or Job Elimination, and (B) if in the form of annual installment payments, beginning on the earliest to occur of March 31, June 30, September 30 or December 31 first following the expiration of 30 days following such Retirement or Job Elimination. Notwithstanding the foregoing, earlier distribution of a Participant’s Accounts shall be made as provided under Section 9 of the Plan.

7.  Participant Accounts

     (a)     Establishment of Accounts. One or more Accounts will be established for each Participant, as determined by the Committee, into which the Deferred Amount for each year shall be credited. The amount of Base Salary and Bonus deferred with respect to each Account will be credited as of the date on which such amounts would have been paid to the Participant but for the Participant’s election to defer receipt hereunder, unless otherwise determined by the Committee. Participant deferrals will be deemed to be invested in one or more of the hypothetical investments, as provided in Section 7(b) hereof, no later than five business days following the date of the deferral. The amounts of hypothetical income and appreciation and depreciation in value of an Account will be credited and debited to, or otherwise reflected in, such Account from time to time. Unless otherwise determined by the Committee, amounts credited to an Account shall be deemed invested in a hypothetical investment as of the date so credited.

     (b)     Hypothetical Investments. Subject to the provisions of Section 7(c), amounts credited to an Account shall be deemed to be invested, at the Participant’s direction, in one or more of such mutual funds as may be specified from time to time by the Committee, and/or such other investment vehicles as may be specified from time to time by the Committee. The

Committee may make available or discontinue any hypothetical mutual fund or other investment vehicle available to any Participant under the Plan at any time, in its sole and absolute discretion.

     (c)     Reallocation of Hypothetical Investments. A Participant may reallocate amounts credited to his or her Account among the available hypothetical investment vehicles made available to such Participant on a basis determined by the Committee. The Committee may, in its sole and absolute discretion, restrict allocation or reallocation by specified Participants into or out of specified investment vehicles or specify minimum or maximum amounts that may be allocated or reallocated by Participants.

8.  Distribution in the Event of Unforeseeable Emergency

     The Committee may, in its sole and absolute discretion, make a partial or total distribution of the amounts in a Participant’s Account(s) or accelerate the Participant’s distribution schedule upon the Participant’s request and a demonstration by the Participant of an “unforeseeable emergency”. An unforeseeable emergency shall mean an unanticipated emergency that is caused by an event beyond the control of the Participant or Beneficiary and that would result in severe financial hardship to the individual if early withdrawal were not permitted. An unforeseeable emergency may result from a sudden and unexpected illness or accident of the Participant or a dependent (as defined under Section 152(a) of the Code) of the Participant, loss of a Participant’s property due to a casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency in any particular case shall be determined by the Committee, in its sole and absolute discretion. The amount of any such early withdrawal shall be limited to the amount deemed necessary by the Committee to alleviate or remedy the Participant’s unforeseeable emergency.

9.  Distribution of Deferred Compensation

     (a)     General. Payout of Deferred Amounts shall be made at the time and in the form elected by the Participant on his or her deferral election form(s) with respect to deferrals made, or, in the absence of such an election, in accordance with Section 6(c) hereof. The Committee shall settle a Participant’s Account(s), and discharge all of its obligations to pay Deferred Amounts under the Plan with respect to such Accounts, by payment of cash equal to the Fair Market Value of the hypothetical amounts credited to the applicable Account, less taxes required to be withheld. The Committee may set a minimum amount for each distribution of Deferred Amounts. All amounts needed for a payment will be deemed withdrawn from the investment vehicle(s) as close in time as is practicable to the requested payment date. If a Participant has elected to receive installment payments, unpaid balances will continue to earn gains or losses based upon the performance of the investment vehicle(s) that such Participant has designated as his or her hypothetical investment(s). Notwithstanding any provision of this Plan to the contrary, in the event that the Committee determines, in its sole and absolute discretion, that the amount of any benefit (or any balance thereof) is too small to make it administratively practical to begin or continue paying such benefit in installments, such benefit (or any balance thereof) may be paid in the form of a lump sum.

     (b)     Distribution of Amounts Deferred Under Section 6 of the Plan. Except as otherwise provided in Sections 9(c) through 9(f) of the Plan, Amounts deferred by election under Section 6 of the Plan shall be distributed in a lump sum or in such number of annual installments (not exceeding ten) as irrevocably elected by the Participant and on the date(s) as the Participant shall have irrevocably elected in accordance with Section 6 of the Plan, subject to earlier full or partial distribution as approved by the Committee upon request under Section 8 of the Plan.

     (c)     Distribution Due to Death. Should a Participant die, the undistributed amount of such Participant’s Account(s) shall be distributed to the Participant’s Beneficiary or Beneficiaries. Such distributions shall be made in accordance with the distribution schedule elected by the Participant, or, in the sole and absolute discretion of the Committee, may be paid in a lump sum as soon as practicable following the month in which death occurs. Beneficiary designations shall be made by the Participant on a form prescribed by the Committee. The Participant may, at any time, subject to the spousal consent requirements set forth in Section 1(c) hereof, change or revoke such designation, which change or revocation shall be effective upon receipt of a new written beneficiary designation or a written revocation by the Participant to the Committee. In the event that more than one Beneficiary is designated and a Beneficiary predeceases the Participant, his share shall be allocated proportionately among the remaining Beneficiary(ies) surviving the Participant. If the Participant does not designate a Beneficiary or if no designated Beneficiary survives the Participant, those portions of the Participant’s Account(s) remaining unpaid upon the Participant’s death shall be paid to the Participant’s estate.

     (d)     Distribution Due to Termination of Employment for reasons other than death, including Disability. In the event of a Participant’s termination of employment from the Employer or any of its affiliates for reasons other than death, including Disability, the Committee shall distribute all of such Participant’s Account(s) either (i) in accordance with the distribution schedule elected by the Participant or (ii) in the sole and absolute discretion of the Committee, in a lump sum as soon as practicable following the month in which such termination of employment occurs.

     (e)     Changes in Laws. The Committee may distribute to the Participant(s) such portion of their Accounts as the Committee shall determine if the Committee concludes, in its sole and absolute discretion, that events such as changes in the federal tax laws or applicable accounting principles or practices have rendered continued deferral of the Deferred Amount(s) undesirable either for the Employer, a Participating Company, or the Participant(s).

     (f)     Incapacity of Participant or Beneficiary. If the Committee determines that a Participant or Beneficiary is unable to care for his or her affairs and a legal representative has not been appointed for such person, the Committee may, in its sole and absolute discretion (i) suspend payment to such Participant or Beneficiary until such legal representative is appointed, or (ii) direct that any benefits payable hereunder shall be paid to the spouse, child, parent or other blood relative of such Participant or Beneficiary, or (if and as recognized by the state of domicile of the Participant or Beneficiary) to the domestic partner of such Participant or Beneficiary, or to any other person or entity, so long as such payment is permitted under applicable law and discharges completely all liability of the Employer and any Participating Company under the Plan to such Participant or Beneficiary.

10.  Miscellaneous

     (a)     No Reserve or Trust Required. Nothing contained in the Plan shall require the Employer or other Participating Company to segregate any funds for purposes relating to the Plan, or to create any trust or make any special deposit in respect of, any amount payable under the Plan to any Participant or group of Participants. All credits to a Participant’s Account shall be made only in the records of the Employer or other Participating Company. All amounts becoming payable under the Plan shall be payable as general unsecured liabilities of the Employer or other Participating Company to be paid out of the general funds of the applicable Employer or other Participating Company. Participants have the status of general unsecured creditors of the Participating Company and the Plan constitutes a mere promise by the Participating Company to make payments in the future. Notwithstanding the above, the Employer or any Participating Company may, in its sole and absolute discretion, establish one or more Trusts (including sub-accounts under such Trust(s)), and deposit therein cash or other property in amounts not exceeding the amount of the Employer or such Participating Company’s obligations with respect to one or more Participants’ Accounts established under Section 7 of the Plan.

     (b)     No Right to Assign. Other than by will, the laws of descent and distribution, or by appointing a Beneficiary, no right, title or interest of any kind in the Plan shall be transferable or assignable by a Participant (or his or her Beneficiary) or be subject to alienation, anticipation, encumbrance, garnishment, attachment, levy, execution or other legal or equitable process, nor be subject to the debts, contracts, liabilities or engagements, or torts of any Participant or his or her Beneficiary. Any attempt to alienate, sell, transfer, assign, pledge, garnish, attach or take any other action subject to legal or equitable process or encumber or dispose of any interest in the Plan shall be void.

     (c)     No Employment Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Participant any right with respect to continuation of employment with the Company or any Participating Company, (ii) interfere in any way with the right of the Company or any Participating Company to terminate the Participant’s employment at any time, or (iii) confer upon any Participant or other person any claim or right to any distribution under the Plan except in accordance with its terms.

     (d)     Indemnification. To the extent permitted by law, the Employer or other Participating Company shall indemnify any employee or any director of a Participating Company, or his or her heirs and legal representatives, against all liability and reasonable expenses, including counsel fees, amounts paid in settlement and amounts of judgments, fines or penalties, incurred or imposed upon him or her in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from any act or omission in connection with his or her duties with respect to this Plan, provided that such act or omission does not constitute gross negligence or willful misconduct.

     (e)     Choice of Law. This Plan and the Participant’s participation and deferral election agreement (or any form that the Committee may prescribe in order for a Participant to defer compensation) shall be interpreted and applied in accordance with the laws of the State of New York, without regard to conflicts of law principles, except to the extent superseded by applicable federal law.

     (f)     Statements. The Committee will furnish statements to each Participant reflecting the amount credited to a Participant’s Accounts and transactions therein from time to time and not less frequently than once each calendar year.

     (g)     Receipt and Release. Payments (in any form) to any Participant or Beneficiary (or any legal representative thereof) in accordance with the provisions of the Plan shall, to the extent thereof, be in full satisfaction of all claims for the awards or other compensation deferred and relating to the Deferred Amount and/or any Account to which the payments relate against the Employer or any Participating Company or the Committee, and the Employer may require such Participant or Beneficiary (or any legal representative thereof), as a condition to such payments, to execute a receipt and release to such effect.

     (h)     Tax Withholding. The Employer and any Participating Company shall have the right to deduct from amounts otherwise payable in settlement of a Deferred Amount or Account any sums that federal, state, local or foreign tax law requires to be withheld with respect to such payment.

     (i)     Offset. Notwithstanding anything contained herein to the contrary, the Employer or any Participating Company, in its sole and absolute discretion, may offset from the payment or payments otherwise to be made to any Participant of any benefit hereunder, an amount equal to any indebtedness or liability to the Employer or such Participating Company by such Participant existing at the time of such distribution, including, without limitation, any amount arising out of conversion or wrongful misappropriation of the property of the Employer or such Participating Company by such Participant.

11.  Amendment and Termination

     The Committee and/or the Board may from time to time amend, suspend or terminate the Plan, except that no amendment, suspension or termination may, without his or her consent, adversely affect the Account(s) of any Participant as it (or they) existed on the effective date of such amendment, suspension or termination.